Exhibit 99.8

PRESS RELEASE

TotalEnergies and CMA CGM to Launch LNG Bunkering
Logistics Joint Venture to Accelerate Maritime Decarbonization

•	For the first time, a shipping line will collaborate with an energy provider to co-develop and jointly operate LNG bunkering facilities.
•	The TotalEnergies-CMA CGM JV will offer a complete logistics service in the Amsterdam-Rotterdam-Antwerp (ARA) region.
•	A 20,000 m3 LNG bunker vessel will be jointly deployed and operated by 2028.
•	Under a new long-term agreement, TotalEnergies will supply CMA CGM up to 360,000 tons of LNG per year until 2040.

Paris/Marseille, 23 July 2025 – TotalEnergies, a global integrated energy company, and CMA CGM Group, a global player in sea, land, air and logistics solutions, have entered into an agreement to develop a 50/50 logistics joint venture dedicated to the implementation and operation of a liquefied natural gas (LNG) bunker supply solution at the port of Rotterdam, in the Netherlands. This strategic partnership reflects the shared ambition of both French companies to work jointly towards the acceleration of the energy transition in the maritime sector.

Expanding LNG Infrastructure in Europe

As part of this new logistics joint venture, a new 20,000 cubic-meter LNG bunker vessel will be positioned in Rotterdam by the end of 2028 and jointly operated. The CMA CGM-TotalEnergies JV will offer a complete logistics service, from reload access at Gate terminal facilities to LNG bunker delivery to a wide range of vessels operating in the Amsterdam-Rotterdam-Antwerp (ARA) region, including those of CMA CGM as well as other shipping operators.

The joint venture will capitalize on TotalEnergies’ established logistics infrastructure in the ARA region, where the 18,600 m3 LNG bunker vessel Gas Agility has been in operation since 2020. By integrating the JV’s future LNG bunker vessel with Gas Agility, the partnership aims to create synergies that enhance delivery flexibility and boost operational efficiency across the region.

A Long-Term LNG Supply Agreement

To support CMA CGM’s goal of reaching Net Zero Carbon by 2050 and ensure the supply of its dual-fuel LNG-powered fleet, which will grow to 123 vessels by 2029, TotalEnergies will supply CMA CGM with up to 360,000 tons of LNG annually, from 2028 onwards and until 2040.

“We are proud to further contribute, alongside a partner like CMA CGM, to the development of an LNG bunkering supply chain in one of Europe’s leading port hubs. LNG is today the most mature and immediately available solution to reduce the environmental footprint of maritime transport. This strategic partnership not only strengthens our position as a major player in LNG bunkering but also illustrates the shared commitment of two leading French companies to actively support the energy transition,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“With this joint venture, CMA CGM and TotalEnergies are taking a new step to support the energy transition in shipping. For the first time, a shipping company and an energy provider will jointly operate an LNG bunkering vessel, based in the port of Rotterdam. It is a concrete way to scale up alternative fuels and accelerate the decarbonization of global trade,” said Rodolphe Saadé, Chairman and CEO of CMA CGM Group.

The creation of the joint venture is subject to applicable regulatory approvals.

A Committed Partnership Between Two French Industry Leaders

TotalEnergies and CMA CGM have been long-standing partners committed to advancing low-carbon marine solutions:

•	In 2017: Signing of a 10-year agreement under which TotalEnergies supplies 300,000 tons of LNG annually to CMA CGM in Rotterdam.
•	In 2019: Signing of a 10-year agreement under which TotalEnergies supplies 250,000 tons of LNG annually to CMA CGM in Marseille Fos.
•	In 2020: First LNG bunkering of a large CMA CGM container vessel in Rotterdam, with 17,300 m3 of LNG delivered by TotalEnergies.
•	In 2021: First LNG bunkering of a CMA CGM container ship in France, in Dunkirk, with nearly 16,400 m3 of LNG supplied.
•	In 2022: First ship-to-containership LNG bunkering operation at the Port of Marseille Fos, with around 6,000 m3 of LNG delivered in Marseille Fos.

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LNG’s role in shipping’s energy transition

Used as a marine fuel, LNG helps cut greenhouse gas emissions by up to 20% compared to conventional marine fuel and has the potential to reduce emissions significantly more if bio or synthetic (respectively -67% and -85% of GHG emissions). It also significantly improves air quality by reducing nitrogen oxides (NOx) emissions by up to 85%, and it almost completely eliminates (by 99%) sulfur oxides (SOx) and fine particles. As such, marine LNG is a sustainable, affordable and immediately available way of reducing emissions in the shipping sector. TotalEnergies has actively invested in LNG bunkering infrastructure, critical to supporting its shipping customers' adoption of LNG as a marine fuel.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

CMA CGM, a pioneer in decarbonizing the maritime industry

As a global player in shipping and logistics, committed to achieving Net Zero Carbon by 2050, CMA CGM has made bold decisions that set new standards in the maritime industry. The Group’s strategy is based on optimizing its fleet and operations, accelerating the use of low-carbon fuels, developing energy-efficient technologies, and promoting modal shift. CMA CGM has made significant investments in next-generation vessels powered by alternative energies such as LNG, biomethane and, in the future, e-methane and green methanol.

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About the CMA CGM Group

The CMA CGM Group is a global player in sea, land, air and logistics solutions, true to its corporate Purpose, We imagine better ways to serve a world in motion.

Present in 177 countries, it employs 160,000 people, of which nearly 6,000 in Marseilles where its head office is located.

The world's 3rd largest shipping company, CMA CGM serves more than 420 ports across 5 continents with a fleet of over 650 vessels. In 2024, CMA CGM carried over 23 million TEU (twenty-foot equivalent unit) containers. Its subsidiary CEVA Logistics, one of the world's top five players, operates 1,000 warehouses and handled 15 million shipments in 2024. The Group's air freight division operates a fleet of cargo aircraft under the CMA CGM AIR CARGO and Air Belgium brands.

CMA Media, France's 3rd largest private media group, includes RMC-BFM and several national and regional press titles (La Tribune Dimanche, La Tribune, La Provence and Corse Matin).

Committed to energy transition, the CMA CGM Group is aiming for Net Zero Carbon by 2050.

The CMA CGM Foundation provides humanitarian aid in crisis situations, and is committed to education for all and equal opportunities throughout the world. To date, the CMA CGM Foundation has transported 63,000 tons of humanitarian aid to 97 countries and supported over 550 educational projects.

CMA CGM Contacts

•     Media Relations: Press-relations@cma-cgm.com

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

•     Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•     Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).